

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

July 1, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 1, 2019, The Nasdaq Stock Market (the "Exchange") received from Fiserv, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

€500,000,000 0.375% Senior Notes due 2023
€500,000,000 1.125% Senior Notes due 2027
€500,000,000 1.625% Senior Notes due 2030
£525,000,000 2.250% Senior Notes due 2025
£525,000,000 3.000% Senior Notes due 2031

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery